Exhibit 99.1

Sapiens to Present at the 44th Annual J.P. Morgan Global Technology, Media and Telecom Conference

Holon, Israel – May 9, 2016 – Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, today announced that the company will present at the 44th Annual J.P. Morgan Global Technology, Media and Telecom Conference , to be held at The Westin Copley Place in Boston, Massachusetts, on May 23 - 25, 2016. Sapiens CEO Roni Al-Dor will present on Wednesday, May 25 at 10:00 (EST). Sapiens’ senior management will be available for one-on-one, or group meetings with investors throughout the conference.

For more information about the conference, or to schedule a meeting with Sapiens' management, please contact your JP. Morgan representative directly, or send an email to jpm.conferences@jpmorgan.com.

About the 44th Annual J.P. Morgan Global Technology, Media and Telecom Conference

J.P. Morgan Global Technology, Media and Telecom Conference offers a premier opportunity to hear from established industry leaders and emerging growth companies. This year we expect more than 200 companies to host fire-side chats and conduct one-on-one meetings with more than 4,000 participants.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 190 financial services organizations. The Sapiens team of over 1,700 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com